Exhibit 1

Cemex files annual report on form 20-F for fiscal year 2023

Monterrey, Mexico. April 26, 2024 – Cemex filed today its annual report for the fiscal year ended December 31, 2023 on Form 20-F with the United States Securities and Exchange Commission (the “SEC”).

The annual report on Form 20-F is available on Cemex’s website via the following link: https://www.cemex.com/en/20f-report-2023 and is also available on the SEC website at http://www.sec.gov. Cemex will provide a hard copy of its annual report on Form 20-F, including audited financial statements, free of charge to its shareholders and ADS holders upon request. Requests should be directed to Cemex Investor Relations at +1 (212) 317-6011 or ir@cemex.com

About Cemex

Cemex is a global construction materials company that is building a better future through sustainable products and solutions. Cemex is committed to achieving carbon neutrality through relentless innovation and industry-leading research and development. Cemex is at the forefront of the circular economy in the construction value chain and is pioneering ways to increase the use of waste and residues as alternative raw materials and fuels in its operations with the help of new technologies. Cemex offers cement, ready-mix concrete, aggregates, and urbanization solutions in growing markets around the world, powered by a multinational workforce focused on providing a superior customer experience enabled by digital technologies. For more information, please visit: www.cemex.com

Contact information

Analyst and Investor Relations - New York

Blake Haider

+1 (212) 317-6011

ir@cemex.com

Analyst and Investor Relations - Monterrey

Fabián Orta

+52 (81) 8888-4327

ir@cemex.com

Media Relations

Jorge Pérez

+52 (81) 8259-6666

jorgeluis.perez@cemex.com

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The information contained in the annual report filed on Form 20-F referenced above (the “Report”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We intend these forward-looking statements to be covered by the “safe harbor” provisions for forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. In some cases, these statements can be identified by the use of forward-looking words such as “will,” “may,” “assume,” “might,” “should,” “could,” “continue,” ‘would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” ‘target,” “strategy,” “intend,” “aimed” or other forward-looking words. These forward-looking statements reflect, as of the date such forward-looking statements are made, unless otherwise indicated, Cemex’s expectations and projections about future events based on Cemex’s knowledge of present facts and circumstances, and assumptions about future events. These forward-looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements related to Cemex’s plans, objectives, and expectations (financial or otherwise). These forward-looking statements include but are not limited to, the risks, uncertainties, and assumptions discussed in the Report, as well as the other risks and uncertainties described under the “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in the Report filed with the Securities and Exchange Commission of the United States (the “SEC”) and the Mexican Banking and Securities Commission (Comisin Nacional Bancaria y de Valores), which factors are hereby incorporated by reference. Although Cemex believes that its expectations are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results may vary materially from historical results or results anticipated by forward-looking statements due to various factors. Many factors could cause Cemex’s expectations, expected results, and/or projections expressed in the Report not being reached and/or not producing the expected benefits and/or results, as any such benefits or results are subject to uncertainties, costs, performance, and rate of implementation of technologies, some of which are not yet proven. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance, or achievements and/or results, performance or achievements expressly or implicitly anticipated by the forward-looking statements, or otherwise could have an impact on us or our consolidated entities. Forward-looking statements should not be considered guarantees of future performance, nor the results or developments are indicative of results or developments in subsequent periods. Actual results of Cemex’s operations and the development of market conditions in which Cemex operates, or other circumstances or assumptions suggested by such statements may differ materially from those described in, or suggested by, the forward-looking statements contained in the Report. Any or all of Cemex’s forward-looking statements may turn out to be inaccurate and the factors referenced above are not exhaustive. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. The information contained in the Report speaks only as of the date of the Report and is subject to change without notice, and except to the extent legally required, we expressly disclaim any obligation or undertaking to update or revise any forward-looking statements in this Report, whether to reflect any change in our expectations regarding those forward-looking statements, any change in events, conditions or circumstances on which any such statement is based, or otherwise. You should review future reports we file with the SEC and the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores). The Report also includes statistical data, including, but not limited to, data regarding the production, distribution, marketing, and sale of cement, ready-mix concrete, clinker, aggregates, and Urbanization Solutions. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases refer to Cemex’s prices for its products. We generated some of this data internally, and some were obtained from independent industry publications and reports that we believe to be reliable sources that were available as of the date of the Report. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in the Report.

The Report includes certain non-IFRS financial measures that differ from financial information presented by Cemex in accordance with IFRS in its financial statements and reports containing financial information. The aforementioned non-IFRS financial measures include “Operating EBITDA (operating earnings before other expenses, net plus depreciation and amortization)” and “Operating EBITDA Margin”. The closest IFRS financial measure to Operating EBITDA is “Operating earnings before other expenses, net”, as Operating EBITDA adds depreciation and amortization to the IFRS financial measure. Our Operating EBITDA Margin is calculated by dividing our Operating EBITDA for the period by our revenues as reported in our financial statements. We believe there is no close IFRS financial measure to compare Operating EBITDA Margin. These non-IFRS financial measures are designed to complement and should not be considered superior to financial measures calculated in accordance with IFRS. Although Operating EBITDA and Operating EBITDA Margin are not measures of operating performance, an alternative to cash flows or a measure of financial position under IFRS, Operating EBITDA is the financial measure used by Cemex’s management to review operating performance and profitability, for decision-making purposes and to allocate resources. Moreover, our Operating EBITDA is a measure used by Cemex’s creditors to review our ability to internally fund capital expenditures, service or incur debt and comply with financial covenants under our financing agreements. Furthermore, Cemex’s management regularly reviews our Operating EBITDA Margin by reportable segment and on a consolidated basis as a measure of performance and profitability. These non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. Non-IFRS financial measures presented in this report are being provided for informative purposes only and shall not be construed as investment, financial, or other advice.

There is currently no single globally recognized or accepted, consistent and comparable set of definitions or standards (legal, regulatory or otherwise) of, nor widespread cross-market consensus (a) as to what constitutes, a ‘green’, ‘social’ or ‘sustainable’ or having equivalent-labeled activity, product or asset; or (b) as to what precise attributes are required for a particular activity, product or asset to be defined as ‘green’, ‘social’ or ‘sustainable’ or such other equivalent label; or (c) as to climate and sustainable activities and their classification and reporting. Therefore, there is little certainty, and no assurance or representation is given that such activities and / or reporting of those activities will meet any present or future expectations or requirements for describing or classifying our activities as ‘green’, ‘social’ or ‘sustainable’ or attributing similar labels. We expect policies, regulatory requirements, standards, and definitions to be developed and continuously evolve over time.

The information, statements and opinions contained in the Report referenced in this press release do not constitute a public offer under any applicable legislation, an offer to sell or solicitation of any offer to buy any securities or financial instruments, or any advice or recommendation with respect to such securities or other financial instruments. This press release, the information, statements and disclosure included in this press release are not formally part of any offering documents and are not contractually binding.

Cemex is not responsible for the content of any third-party website or webpage referenced to or accessible through this press release.

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